# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TransCode Therapeutics, Inc., CIK 0001829635
CUSIP: 89357L501
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 10/27/2025
Amends the filing with accession number 0001104659-25-100081
Filed by CIK 0001297567
Persons authorized to receive notices and communications: Cindy Chiu, CK Life Sciences Int'l., (Holdings) Inc., 7th Fl, Cheung Kong Center, 2 Queen's Rd, Central Hong Kong, Hong Kong (K3), -, (852) 2126 1212; Sebastian L Fain, Steven Y Li, Freshfields US LLP, 3 World Trade Center, 175 Greenwich St., New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- CK Life Sciences Int'l., (Holdings) Inc. (CIK 0001297567): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 83,285; shared voting power 0; sole dispositive power 83,285; shared dispositive power 0; aggregate amount beneficially owned 83,285 (9.1% of the class)
  Comment: Note to Row 7, 9, and 11: The reported amount consists of 83,285 shares of common stock, $0.0001 par value per share ("Common Stock") of TransCode Therapeutics, Inc. (the "Company"), held directly by DEFJ, LLC. The reported amount excludes (i) 11,529,568 shares of Common Stock issuable upon conversion of 1,152.9568 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series A Preferred Stock"), and (ii) 2,237,337 shares of Common Stock issuable upon conversion of 223.7337 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock").
  
  Note to Row 13: Based on 916,968 shares of Common Stock outstanding as of October 13, 2025, as confirmed by the Company on such date.
- DEFJ, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 83,285; shared voting power 0; sole dispositive power 83,285; shared dispositive power 0; aggregate amount beneficially owned 83,285 (9.1% of the class)
  Comment: Note to Row 7, 9, and 11: The reported amount consists of 83,285 shares of Common Stock, held directly by DEFJ, LLC. The reported amount excludes (i) 11,529,568 shares of Common Stock issuable upon conversion of 1,152.9568 shares of Series A Preferred Stock, and (ii) 2,237,337 shares of Common Stock issuable upon conversion of 223.7337 shares of Series B Preferred Stock.
  
  Note to Row 13: Based on 916,968 shares of Common Stock outstanding as of October 13, 2025, as confirmed by the Company on such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: TransCode Therapeutics, Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Comment: This Amendment No.1 ("Amendment No.1") supplements and amends the Schedule 13D filed on October 16, 2025 (the "Original Schedule 13D") which relates to the Common Stock of the Company. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by replacing the disclosure under the heading "Contingent Value Rights Agreement" with the following:

Effective as of October 8, 2025, the Company entered into a Contingent Value Rights Agreement (the "CVR Agreement") with Vstock Transfer, LLC as rights agent (the "Rights Agent"), pursuant to which each holder of Common Stock as of 5:00 p.m. Eastern Time on October 20, 2025, including those holders who received shares of Common Stock in connection with the Acquisition, is entitled to one contractual contingent value right (each, a "CVR") issued by the Company, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Common Stock held by such holder as of such time. The CVR Agreement has a term of seven years.

When issued, each CVR will entitle the holders thereof (the "Holders"), in the aggregate, to 50% of the Net Proceeds (as defined in the CVR Agreement) from any Upfront Payment (as defined in the CVR Agreement) or Milestone Payment (as defined in the CVR Agreement) received by the Company in a given calendar quarter.

The distributions in respect of the CVRs that become payable will be made on a quarterly basis and will be subject to a number of deductions, subject to certain exceptions or limitations, including but not limited to certain taxes and certain out-of-pocket expenses incurred by the Company.

Under the CVR Agreement, the Rights Agent has, and Holders of at least 40% of the CVRs then-outstanding have, certain rights to audit and enforcement on behalf of all Holders. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than as permitted pursuant to the CVR Agreement.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, a copy of which is filed as Exhibit 99.8 to this Amendment No.1 and is incorporated herein by reference.

Item 4 of the Original Schedule 13D is hereby amended by adding the below disclosure immediately following the last paragraph under the heading "Certificate of Designation":

Amended and Restated Certificate of Designation

As disclosed above, on October 8, 2025, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock and Series B Preferred Stock (the "Prior Certificate") with the Secretary of State of the State of Delaware in connection with the Purchase Agreement and the Investment Agreement.

On October 27, 2025, upon obtaining the consent of a majority of the holders of Preferred Stock, and the approval of the Company's Board of Directors, the Company filed an Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock and Series B Preferred Stock (the "Amended and Restated Certificate of Designation") with the Secretary of State of the State of Delaware.

The Amended and Restated Certificate of Designation amended Section 6.1.1 of the Prior Certificate to clarify that for as long as the Purchase Agreement remains in effect and for as long as any shares of Preferred Stock remain outstanding, prior to receipt by the Company of the stockholders' approval of the conversion of the applicable series of Preferred Stock into shares of Common Stock, in accordance with the listing rules of the Nasdaq Stock Market, as set forth in the Purchase Agreement, the Company shall not issue pursuant to the Purchase Agreement and Section 6.1.1 of the Amended and Restated Certificate of Designation more than an aggregate of 19.9% of the Common Stock outstanding as of October 8, 2025. In addition, the Amended and Restated Certificate of Designation removed the ability of a holder of Preferred Stock to convert, at the option of such holder, the Preferred Stock into Common Stock in the event of a delisting of Common Stock from Nasdaq.

The filing of the Amended and Restated Certificate of Designation was intended to amend and restate the terms mentioned above, and no additional securities were issued or sold as a result.

The foregoing description of the Amended and Restated Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Certificate of Designation, a copy of which is filed as Exhibit 99.9 to this Amendment No.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.8 Contingent Value Rights Agreement, dated October 8, 2025, by and between TransCode Therapeutics, Inc. and Vstock Transfer, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K/A filed with the SEC on October 17, 2025).

99.9 Amended and Restated Certificate of Designation of Series A Non-Voting Convertible Preferred Stock and Series B Non-Voting Convertible Preferred Stock of TransCode Therapeutics, Inc., dated October 27, 2025 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on October 27, 2025).

## Signatures
- CK Life Sciences Int'l., (Holdings) Inc.: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/Manager (10/28/2025)
- DEFJ, LLC: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/ Manager (10/28/2025)